February 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, NE

Washington, D.C. 20549

Attention: John Stickel

RE:	Independent Bank Corp. Registration Statement on Form S-4; File No. 333.284527 Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-284527) (the “Registration Statement”) filed by Independent Bank Corp. (the “Company”) with the U.S. Securities and Exchange Commission on February 14, 2025, as amended.

The Company hereby requests that the Registration Statement be made effective at 4:00 p.m. Eastern Time on February 19, 2025, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Louis Argentieri of Simpson Thacher & Bartlett LLP at (212) 455-7803 or by email at louis.argentieri@stblaw.com with any questions you may have concerning this request. Please notify Mr. Argentieri when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

INDEPENDENT BANK CORP.

By:	/s/ Patricia M. Natale
Name:	Patricia M. Natale
Title:	General Counsel and Corporate Secretary

cc:	Patricia M. Natale, Independent Bank Corp. Lee Meyerson, Simpson Thacher & Bartlett Lou Argentieri, Simpson Thacher & Bartlett